CUSIP No. 29362Y106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 22)

Under the Securities Exchange Act of 1934

Entech Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29362Y106
(CUSIP Number)

Joseph P. Bartlett
Law Offices of Joseph P. Bartlett, PC
1900 Avenue of the Starts, 20th Floor
Los Angeles, California 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 229,009,184
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 229,009,184

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 229,009,184

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 54.09% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

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CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 229,009,184
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 229,009,184

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 229,009,184

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 54.09% (1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

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CUSIP No. 29362Y106

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 229,009,184
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 229,009,184

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 229,009,184

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 54.09% (1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)      Calculated in accordance with Rule 13D (see Item 5(a) for a more detailed explanation).

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CUSIP No. 29362Y106

Item 1.

This Amendment No. 22 to Schedule 13D (this “Amendment No. 22”) amends and restates, where indicated, the statement on the initial Schedule 13D and prior amendments thereto relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 22 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 22 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

On September 2, 2010, The Quercus Trust entered into a Pledge Agreement with the California Community Foundation (“CCF”) a California nonprofit public benefit corporation tax-exempt under Section 501(c)(3) of the Internal Revenue Code, to gift to the CCF securities of the Issuer, to be held in a donor advised fund at CCF known as the Iraq-Afghanistan Deployment Impact Fund (“IADIF”), for the purpose of assisting military personnel who have served in Iraq and Afghanistan and their families.

The Quercus Trust pledged to gift to the CCF the following securities of the Issuer: (a) 833,333 shares of Common Stock of the Issuer during September 2011 and during each month thereafter until 93,223,187 shares have been gifted (which gift would be expected to be completed in 2020); (b) 38 shares of Series G non-convertible preferred stock and 58 shares of  Series H non-convertible preferred stock in September 2011; (c) 37 shares of Series G non-convertible preferred stock and 57 shares of Series H non-convertible preferred stock in September 2012, and (d) one-half of the proceeds from any exercise or sale of warrants it owns with respect to an additional 43,431,715  shares of the Common Stock, promptly following the exercise or other disposition of such warrants by The Quercus Trust. The Quercus Trust will continue to be entitled to appoint up to four members of the Company’s Board of Directors pursuant to its ownership of shares of our Series D preferred stock and Series I preferred stock so long as it holds the requisite minimum ownership thresholds applicable to such rights.

The terms of the gift, which are described in the Pledge Agreement attached as Exhibit B hereto and incorporated herein by reference, require CCF to use commercially reasonable efforts to dispose of the securities of the Issuer promptly following receipt or, in the case of the warrant securities, to dispose of one-fifth of such securities in each of year during the five year period beginning with the year of receipt or, in the case of the Series G non-convertible preferred stock and the Series H non-convertible preferred stock, to hold such securities until they may be tendered for redemption.  In each case, the CCF is subject to volume and other limitations on sales set forth in the Pledge Agreement.   David Gelbaum will have the right to provide advice on selling and handling the gifted securities, consistent with the Pledge Agreement, and if the fund departs substantially from the investment advice provided by Mr. Gelbaum, The Quercus Trust will have the right to cease making gifts and to transfer the balance of the pledged gift to another public charity exempt under Section 501(c)(3) of the Internal Revenue Code.

The pledged securities represent approximately one-half of The Reporting Person’s ownership interest in the securities of the Issuer.  The Reporting Person’s expect to announce a similar gift with respect to the balance of their ownership interest in the securities of the Issuer in the near future.

A copy of the Pledge Agreement is attached as Exhibit B hereto.  However, the provision in Section 15(d) reserving Quercus’ right to claim a tax deduction in relation to the gift is in error; Quercus is requesting the document be revised to strike that sentence, and will not seek an income tax deduction in respect of the gift.

Except as set forth herein and in the Prior Schedules, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 21, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 6.  Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           Gift Agreement dated as of September 2, 2010, by and between The Quercus Trust and the California Community Foundation.

Item 7.  Material to Be Filed s Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 21 to Schedule 13D

Exhibit B:   Gift Agreement dated as of September 2, 2010, by and between The Quercus Trust and the California Community Foundation.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 9, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 22 to Schedule 13D

The undersigned agree that the Amendment No. 22 to the Schedule 13D with respect to the Common Stock of Entech Solar, Inc. is a joint filing being made on their behalf.

Dated: September 9, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

PLEDGE AGREEMENT

This Pledge Agreement (this “Agreement”) is made and entered into as of this second day of September 2010, by The Quercus Trust (“Donor”), and California Community Foundation (“CCF”) a California nonprofit public benefit corporation, exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code (the “Code”) and classified as not a private foundation under Section 509(a)(1) and 170(b)(1)(A)(vi) of the Code.

RECITALS

A.           Donor wishes to convey to CCF approximately half of Donor’s beneficial ownership in the common stock (the “Common Stock”) and certain shares of preferred stock (the “Preferred Stock”) of the company known as Entech Solar, Inc., a Delaware corporation (“Entech Solar”), as described more fully below.

B.           In making this pledge, which is subject to certain conditions, Donor understands that CCF will rely to its detriment on this pledge.  Donor intends this pledge to be binding and enforceable.

AGREEMENT

1.           Gift.  Donor hereby pledges to CCF that Donor will transfer to CCF the shares of Common Stock and Preferred Stock in Entech Solar described in Exhibit A, and any Common Stock received upon the exercise of the warrants (“Warrants”) described in Exhibit A.  If any of the pledged Common Stock, Preferred Stock, or Warrants are sold, exchanged, converted in a merger or reorganization or are the subject of any distribution or other change in such securities, then the securities, cash and other property received in respect of such stock (the “Proceeds”) shall be delivered in addition to or in lieu of such stock, in all cases on the timetable set forth in Exhibit A.  The Common Stock and Preferred Stock, and any Proceeds other than cash are referred to herein as the “Securities”.  Together, all of the Securities and any cash Proceeds shall constitute the “Gift”.  The Gift shall be subject to the following terms and conditions:

a.           The Gift shall be placed in that certain donor advised fund at CCF known as Iraq-Afghanistan Deployment Impact Fund (“IADIF”), which is subject to the terms and conditions of that certain Donor Advised Fund Instrument of Gift dated June 16, 2006 (the “Donor Advised Fund Agreement”).  Except as may be specifically provided by this Agreement, CCF shall receive, hold, invest, administer, and make grants from the proceeds of, the Gift as required by the Donor Advised Fund Agreement.

b.           CCF agrees to add David Gelbaum, a beneficiary of Donor, as an advisor to IADIF (“Advisor”), with all rights and privileges given to advisors to IADIF described in the Donor Advised Fund Agreement, but only with respect to the Gift.  CCF further agrees to give to Advisor any additional rights or privileges described in this Agreement.

c.           When CCF receives any portion of the Gift, CCF must:

1.           Subject to and conditioned upon compliance with the other terms hereof, including the terms in the attached Exhibit B, use commercially reasonable efforts to sell the Securities within twelve (12) months following receipt, or, in the case of Securities received in respect of Warrants, to sell one-fifth of such securities in each year of the five-year period beginning with the year of receipt;

2.           Promptly request written investment advice from Advisor regarding the sale, voting, handling, or other actions pertaining to the Securities that Advisor may wish to give, which shall generally be consistent with the terms set forth in the attached Exhibit B;

3.           Restrict the use of the Gift and any interest, income, gains or dividends therefrom to the purposes of IADIF;

4.           Actively expend and/or commit all cash proceeds of the Gift for the conduct and administration of the IADIF and its programs; and

5.           Recognize Advisor’s right to recommend grant distributions for the restricted purposes of IADIF from the Gift and its proceeds.

2.           Requirements and Conditions.  Donor hereby imposes the following requirements and establishes the following further conditions in connection with the Gift:

a.           If CCF or its duly authorized representatives materially departs from the terms and conditions in this Agreement, the provisions of subparagraph 2.d. below shall apply, in addition to any other rights the Donor may have in law or in equity.

b.           The Gift and all proceeds shall be held by CCF in charitable trust for the purposes of IADIF under California state law, shall not in any event be subject to the claims of any creditor or to legal process, and shall not be voluntarily or involuntarily alienated or encumbered.

c.           If CCF departs substantially from the investment advice or the grant distribution advice provided by Advisor, the provisions of subparagraph 2.d. below shall apply.

d.           In the event the conditions of 2.a. or 2.c. above occur, Donor shall have the right to immediately cease making any further transfers to CCF of Common Stock, Preferred Stock, Proceeds, or any other payments or transfer of any portion of the Gift in fulfillment of this Agreement (“Balance of Gift”).  Donor shall instead transfer any such Balance of Gift to the Sierra Club Foundation or to another public charity exempt under Section 501(c)(3) of the Internal Revenue Code of 1986 (the “Code”), for use restricted to the same purposes as established for the IADIF.

3.           Continuing Obligations of CCF.  CCF shall continue to meet the following obligations at all times while this Agreement is in effect:

a.           CCF shall remain a nonprofit public benefit corporation in good standing under the laws of the State of California.  CCF shall remain exempt from taxation under Section 501(c)(3) of the Code and described in Sections 509(a)(1) and 170(b)(1)(A)(vi) of the Code, and charitable contributions to it shall continue to be deductible under Section 170 of the Code, subject to other limitations and restrictions as set forth in the Code.

b.           CCF shall comply with all tax, securities, election, lobbying, and other laws, regulations, and rules, whether federal, state, or local, applicable to the subject matter of this Agreement and the use of proceeds therefrom.

4.           Representations and Warranties of the Donor.  The Donor makes the following representations and warranties:

a.           Donor does not have, and the Securities are not subject to, any material debts, liabilities, or obligations, including any obligations imposed by governmental agencies, that will be transferred with the Securities to CCF, and any and all such liabilities and obligations have been fully disclosed to CCF.

b.           The Securities are not subject to any leases, contracts, agreements, working arrangements, permits, or licenses, written or oral.

c.           The Donor has full power and authority to enter into this Agreement and to convey the Securities in accordance with this Agreement.

d.           To the best of the Donor’s knowledge, there is no lawsuit, action, arbitration, legal or administrative proceeding, or other proceeding or inquiry pending or threatened with respect to the Securities, or pending or threatened against the Donor that could affect the Donor’s title to the Securities, affect the value of the Securities, or subject an owner of the Securities to liability.

e.           The Parties agree that in the event of Donor’s termination, all rights and privileges of Donor under this Agreement shall be held by Advisor.  In the event of Advisor’s death or incapacity, the parties agree that all rights and privileges of Advisor under this Agreement, including any rights and privileges of Donor that have passed to Advisor, shall be transferred in accordance with the succession plan referred to in the Donor Advised Fund Agreement.

5.           Reliance.  Donor intends that CCF rely on the fulfillment of this pledge to CCF, and that this pledge shall be enforceable at law.

6.           Confidentiality.  The parties intend that this Agreement shall be filed with the Securities and Exchange Commission.  CCF shall not be under any requirement to keep this Agreement or the Gift confidential.

7.           Indemnification.  Donor agrees to defend, indemnify, and hold CCF harmless from and against any and all claims, liabilities, losses, and expenses (including reasonable attorneys’ fees) directly, indirectly, wholly or partially arising from or in connection with any material breach of any representation or warranty or covenant of Donor under this Agreement or any material default of the Donor.  CCF agrees to defend, indemnify, and hold Donor harmless from and against any and all claims, liabilities, losses and expenses (including reasonable attorneys’ fees) directly, indirectly, wholly or partially arising from or in connection with any act or omission of CCF, its officers, directors, employees, or agents involving this Agreement.

8.           Waivers.  The failure of Donor, Advisor, or CCF to exercise any of its rights under this Agreement shall not be deemed to be a waiver of such rights.

9.           Attorneys’ Fees.  In the event of any controversy, claim, or dispute between Donor and CCF arising out of or related to this Agreement, or the alleged breach thereof, the prevailing party shall, in addition to any other relief, be entitled to recover its reasonable attorneys’ fees and costs of sustaining its position.

10.           Governing Law.  Any and all performances hereunder, or breach thereof, shall be interpreted, governed, and construed pursuant to the laws of the State of California applicable to legal rights and duties to be performed entirely within such state.

11.           Binding Effect.  This Agreement, and all of the rights and obligations stated herein, shall inure to the benefit of and be binding upon the successors and assigns of Donor and CCF, respectively.

12.           Entire Agreement.  This Agreement contains the entire statement of the rights and duties of Donor and CCF and supersedes all prior negotiations, correspondence, understandings, letters of intent, and agreements between the parties regarding the Gift.  This Agreement may not be amended or modified, except by written consent of the parties.

13.           Time of the Essence.  Time is of the essence with respect to all provisions of this Agreement that specify a time for performance.

14.           No Further Commitment.  This Agreement refers to and specifically revokes any pledge disclaimer provided by Donor or any of Donor’s beneficiaries to CCF to the extent of, and only to the extent of, the Gift.  Neither this Agreement nor any other statement, oral or written, nor the making of any donation, shall be interpreted to create any pledge or any commitment by Donor or by any related person or entity to make any other donation to CCF or any other entity.  The donation of the Gift shall be a separate and independent transaction from any other transaction between Donor and CCF or any other entity.

15.           Severability and Conformity.  The provisions of this Agreement shall be interpreted and enforced as follows:

a.           The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision hereof.

b.           Neither Donor nor CCF shall make any distribution or engage in any transaction in connection with the IADIF that (1) is subject to federal tax under Code Section 4958, 4966, or 4967, or other Code Sections pertaining to donor advised funds, or (2) would violate any provision of Treasury Regulation 1.170A-9(f)(11), and if any provision of this Agreement fails to conform to any regulation, ruling, or other tax authority interpreting such Code Sections, the parties agree to modify this Agreement so as to achieve the necessary conformity.

c.           Donor intends that any gifts under this Agreement shall, when deemed complete for federal gift tax purposes, qualify for a federal gift tax charitable contribution deduction under Code Section 2522.  This Agreement shall be interpreted accordingly, and any provision of this Agreement inconsistent with this subparagraph c. shall be without effect.

d.           Donor does not intend to claim any charitable income tax deduction for the Gift.  However, upon the receipt of Securities or Proceeds by CCF from Donor, Donor may choose to claim such a deduction, exclusion, or other benefit as may then be permitted under applicable federal and state tax laws.

16.           Counterparts.  This Agreement may be signed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

The parties have executed this Pledge Agreement effective as of the date first written above.

THE QUERCUS TRUST

By: /s/ David Gelbaum	By: /s/ Monica Gelbaum
Printed Name: David Gelbaum	Printed Name: Monica Gelbaum
Title: Trustee	Title: Trustee

CALIFORNIA COMMUNITY FOUNDATION

By: /s/ Steven J. Cobb	By: /s/Antonia Hernandez
Printed Name: Steven J. Cobb	Printed Name: Antonia Hernandez
Title: Vice President and Chief Financial Officer	Title: President and Chief Executive Officer

EXHIBIT A

DETAILS OF QUERCUS TRUST ENTECH SOLAR STOCK AND PROCEEDS TO BE DONATED

I.   Common Stock

All of the following Common Stock:  93,223,187 shares.  The Common Stock shall be given to California Community Foundation at a rate of 833,333 shares per month beginning September 2011, until the total of 93,223,187 has been given to California Community Foundation.

II.   Non-convertible Preferred Stock

75 shares of Series G non-convertible preferred stock, of which 38 shares shall be given in September 2011 and 37 in September 2012.

115 shares of Series H non-convertible preferred stock, of which 58 shares shall be given in September 2011 and 57 shares in September 2012.

III.         Warrants

If and when Donor exercises or sells or otherwise transfers any of the following warrants, Donor shall donate 50% of the stock or other proceeds acquired to CCF in the calendar year in which such exercise occurred.

Series D                                  6,099,278
Series G                                11,911,764
Series H                                25,420,673

EXHIBIT B

DETAILED TERMS OF SECURITIES

THE SECURITIES, AS DEFINED IN THIS AGREEMENT, HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE.  RATHER, DONOR IS RELYING UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, THE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

In addition to complying with the terms of the Gift Agreement to which this Detailed Terms of Securities is attached:

1.            CCF shall use best efforts to dispose of any of the Securities received under this Agreement only in sales for cash in (i) open market transactions, (ii) in negotiated, block transactions valued at $500,000 or more, or (iii) in response to a publicly-announced tender offer by the issuer or any other party (in which event the consideration for such sale need not be all cash).  CCF shall also have the right to vote for and participate in any dividend, stock split or combination, recapitalization, reclassification, reorganization, merger or consolidation, or other change affecting the Securities or to participate in any tender offer.

2.           CCF shall use best efforts not to sell in open market transactions, on any trading day, a number of any class of Securities in excess of 5% of the total volume of sales occurring on such trading day.

3.           CCF shall use best efforts not to sell any class of Securities in block transactions at a price that is less than 80% of the 10-day Volume Weighted Average Price on the principal exchange on which the class is then traded ending on the trading day prior to the sale date.

4.           CCF shall not sell any Securities except in compliance with all applicable federal and state laws, including securities laws.